UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

AMENDMENT NO. 8

(RULE 14D-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

HOMEAWAY, INC.

(Names of Subject Company)

HMS 1 INC.

(Offeror)

EXPEDIA, INC.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.0001 PAR VALUE

(Title of Class of Securities)

43739Q100

(CUSIP Number of Class of Securities)

Robert J. Dzielak, Esq.

Executive Vice President, Secretary and General Counsel Expedia Inc.

333 108th Ave NE,

Bellevue, WA 98004

(425) 679-7251

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Andrew J. Nussbaum, Esq.

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$4,317,520,136	$434,774.28***

*	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 0-11 of the Securities Exchange Act of 1934, as amended, based on the product of (i) $36.57, the average of the high and low sales prices per share of HomeAway common stock on November 11, 2015, as reported by Nasdaq, and (ii) 118,061,803 (the maximum number of shares of HomeAway common stock estimated to be outstanding immediately prior to the consummation of the offer and the mergers (including shares of HomeAway common stock that may become outstanding as a result of the exercise of vested options of HomeAway, full conversion of HomeAway’s 0.125% convertible senior notes due 2019 and full exercise of HomeAway’s outstanding warrants)).
**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals 0.0001007 multiplied by the proposed maximum offering price.
***	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $314,103	Filing Party: Expedia, Inc.
Form or Registration No.: Form S-4	Date Filed: November 16, 2015

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 8 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO initially filed with the Securities and Exchange Commission on November 16, 2015 (as amended from time to time, the “Schedule TO”) filed by Expedia, Inc., a Delaware corporation (“Expedia”), and HMS 1 Inc., a Delaware corporation and a direct wholly owned subsidiary of Expedia (“Offeror”), relating to the offer (the “Offer”) by Offeror to exchange for each outstanding share of common stock, $0.0001 par value per share, of HomeAway, Inc., a Delaware corporation (“HomeAway”), (a) $10.15 in cash and (b) 0.2065 of a share of Expedia common stock, plus cash in lieu of any fractional shares, in each case, without interest and less any applicable withholding taxes (such consideration, the “transaction consideration,” and such offer, on the terms and subject to the conditions and procedures set forth in the prospectus/offer to exchange, dated November 16, 2015 (the “Prospectus/Offer to Exchange”), and in the related letter of transmittal (the “Letter of Transmittal”), together with any amendments or supplements thereto, the “Offer”).

Expedia has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 dated November 16, 2015, relating to the offer and sale of shares of Expedia common stock to be issued to holders of shares of HomeAway common stock validly tendered into the Offer and not validly withdrawn (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement, and the Letter of Transmittal, which are filed as Exhibit (a)(4) and (a)(1)(A), respectively, hereto. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus/Offer to Exchange and the Letter of Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Expedia or Offeror, is hereby expressly incorporated into the Schedule TO by reference in response to items 1 through 11 of the Schedule TO and is supplemented by the information specifically provided for in the Schedule TO. The Agreement and Plan of Reorganization, dated as of November 4, 2015, by and among Expedia, HomeAway, and Offeror, a copy of which is filed as Exhibit (d)(1) hereto, is incorporated into the Schedule TO by reference.

All information regarding the Offer as set forth in the Schedule TO, including all exhibits and annexes thereto that were previously filed with the Schedule TO, is hereby expressly incorporated by reference into this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided for herein and to the extent amended and supplemented by the exhibits filed herewith. Capitalized terms used but not defined in this Amendment have the meanings ascribed to them in the Schedule TO.

Items 1 through 11.

Items 1 through 11 are hereby amended and supplemented as set forth in the Prospectus/Offer to Exchange, which is filed as Exhibit (a)(4) hereto.

Item 7

(a); (b); (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the section of the Prospectus/Offer to Exchange, which is filed as Exhibit(a)(4) hereto, entitled “The Offer—Source and Amount of Funds” is incorporated into this Schedule TO by reference.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by the restatement of Exhibit (a)(4) as set forth below and adding the other exhibits as set forth below:

Exhibit No.	Description

(a)(4)	Prospectus/Offer to Exchange (incorporated by reference to Amendment No. 2 to Expedia’s Registration Statement on Form S-4 filed on December 8, 2015)

(b)(1)	Indenture, dated as of December 8, 2015, among Expedia, Inc., as Issuer, the Guarantors party thereto, and The Bank of New York Mellon Trust Company, N.A., as Trustee, governing Expedia, Inc.’s 5.000% Senior Notes due 2026 (incorporated by reference to Exhibit 4.1 of Expedia’s Current Report on Form 8-K filed on December 8, 2014)

(b)(2)	Amended and Restated Credit Agreement dated as of September 5, 2014, among Expedia, Inc., a Delaware corporation, Expedia, Inc., a Washington corporation, Travelscape, LLC, a Nevada limited liability company; Hotwire, Inc., a Delaware corporation, the Lenders party thereto, JPMorgan Chase Bank, N.A., as Administrative Agent, and J.P. Morgan Europe Limited, as London Agent (incorporated by reference to Exhibit 10.1 of Expedia’s Current Report on Form 8-K filed on September 11, 2014)

(b)(3)	Registration Rights Amendment, dated as of December 8, 2015, among Expedia, Inc., the Guarantors party thereto, Goldman, Sachs & Co., J.P. Morgan Securities LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated (incorporated by reference to Exhibit 4.2 of Expedia’s Current Report on Form 8-K filed on December 8, 2014)

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 9, 2015

HMS 1 INC.

By:	/s/ Robert J. Dzielak
Name:	Robert J. Dzielak
Title:	Vice President and Secretary

EXPEDIA, INC.

By:	/s/ Robert J. Dzielak
Name:	Robert J. Dzielak
Title:	Executive Vice President, General Counsel and Secretary

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